SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6—Final Amendment)*

and

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Denison International plc

(Name of Subject Company (Issuer))

Parker-Hannifin Corporation

(Name of Filing Persons (Offeror))

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Leddy

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

February 12, 2004

(Date of Event Which Requires Filing of this Statement)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$253,238,760	$50,648

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), of Denison International plc at a purchase price of $24.00 per Share, net to the seller in cash, without interest. As of November 30, 2003, there were 7,015 A Ordinary Shares outstanding and 10,544,600 Ordinary Shares outstanding, including 599,234 outstanding options exercisable for 599,234 Ordinary Shares or ADSs.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the bidder.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,648	Filing Party: Parker-Hannifin Corporation

Form or Registration No.: Schedule TO	Date Filed: December 19, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

2

CUSIP No. 248335101 13D Page 3 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Parker-Hannifin Corporation I.R.S. Identification No.: 34-0451060

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,163,704 8. Shared Voting Power 9. Sole Dispositive Power 10,163,704 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,163,704

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 96.39%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 19, 2003, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 31, 2003, Amendment No. 2 filed with the Securities, Exchange Commission on January 13, 2004, Amendment No. 3 filed with the Securities and Exchange Commission on January 22, 2004, Amendment No. 4 filed with the Securities and Exchange Commission on February 5, 2004 and Amendment No. 5 filed with the Securities and Exchange Commission on February 10, 2004 (as amended, the “Schedule TO”), by Parker-Hannifin Corporation, an Ohio corporation (“Parker”). The Schedule TO relates to the offer by Parker to purchase all of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share, of Denison International plc (“Denison”) at a purchase price of $24.00 per Ordinary Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated December 19, 2003 (the “Offer To Purchase”), and in the related Letter of Transmittal and Form of Acceptance (as they may be amended or supplemented from time to time, together constitute the “Offer”), a copy of each of which was filed with the Schedule TO on December 19, 2003 as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. In addition, Parker offered to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share, of Denison, which class of securities is not registered under the Securities Exchange Act of 1934, at a purchase price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. This Amendment No. 6 to the Schedule TO is being filed on behalf of Parker.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

“Parker intends to exercise its rights pursuant to Sections 428 to 430F of the UK Companies Act 1985 to compulsorily acquire all A Ordinary Shares and Ordinary Shares that it did not acquire pursuant to the Offer. A copy of each of the form of letter to non-assenting holders of A Ordinary Shares, form of letter to non-assenting holders of Ordinary Shares, form of Section 429(4) notice to non-assenting holders of A Ordinary Shares and Ordinary Shares, form of Section 429dec notice of compulsory acquisition and form of the advertisement to be placed in the London Gazette are filed as Exhibits (a)(5)(G), (a)(5)(H), (a)(5)(I), (a)(5)(J) and (a)(5)(K), respectively, to the Schedule TO and are hereby incorporated herein by reference.”

Item 8.	Interest in the Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

“The Offer expired at 8:00 a.m., New York City time, on Thursday, February 12, 2004. Based on information provided by the Depositary, as of the expiration of the Offer, approximately 6,973 A Ordinary Shares, or approximately 99% of the outstanding A Ordinary Shares on a fully diluted basis, and approximately 10,163,704 Ordinary Shares, including those Ordinary Shares represented by ADSs of which 2,600 were tendered pursuant to guaranteed delivery procedures, in total representing 96% of the outstanding Ordinary Shares on a fully diluted basis, were validly tendered and not withdrawn. Parker has accepted for payment, and notified the Depositary to promptly pay for, the tendered and accepted Shares in accordance with the terms and conditions of the Offer.

On February 12, 2004, Parker and Denison issued a joint press release announcing the completion of the Offer. A copy of the press release issued by Parker and Denison on February 12, 2004 is filed herewith as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

“(a)(5)(F)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on February 12, 2004

(a)(5)(G)	Form of letter to non-assenting holders of A Ordinary Shares

(a)(5)(H)	Form of letter to non-assenting holders of Ordinary Shares

(a)(5)(I)	Form of Section 429(4) notice to non-assenting holders of A Ordinary Shares and Ordinary Shares

(a)(5)(J)	Form of Section 429dec notice of compulsory acquisition

(a)(5)(K)	Form of advertisement in the London Gazette”

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004	PARKER-HANNIFIN CORPORATION

	By:	/s/ THOMAS A. PIRAINO, JR.
		Name:	Thomas A. Piraino, Jr.
		Title:	Vice President, General Counsel and Secretary

4

Exhibit Index

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated December 19, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Form of Acceptance

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Notice of Guaranteed Delivery

*(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

*(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

*(a)(1)(J)	Letter from J. Colin Keith, Chairman of the Board of Directors of Denison International plc, to Optionholders of Denison International plc, dated December 31, 2003

*(a)(1)(K)	The Denison International Stock Option Plan Notice of Exercise and Form of Acceptance

*(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003

*(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website

*(a)(5)(C)	Press release issued by Parker-Hannifin Corporation on January 22, 2004

*(a)(5)(D)	Press release issued by Parker-Hannifin Corporation on February 5, 2004

*(a)(5)(E)	Press release issued by Parker-Hannifin Corporation on February 10, 2004

(a)(5)(F)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on February 12, 2004

(a)(5)(G)	Form of letter to non-assenting holders of A Ordinary Shares

(a)(5)(H)	Form of letter to non-assenting holders of Ordinary Shares

(a)(5)(I)	Form of Section 429(4) notice to non-assenting holders of A Ordinary Shares and Ordinary Shares

(a)(5)(J)	Form of Section 429dec notice of compulsory acquisition

(a)(5)(K)	Form of advertisement in the London Gazette

*(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein

*(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

*(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

*(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc

*	previously filed

6